AB 3/21

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MAR 15 2013
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13011924

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.B. Watley Direct, Inc.
(A Wholly-Owned Subsidiary of A.B. Watley Group, Inc.)

OFFICIAL USE ONLY
~~FIRM ID NO.~~

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1614
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman — 516-487-4070
~~(Area Code – Telephone No.)~~

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
16 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Jason Lowder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.B. Watley Direct, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title Director

3/14/13

Notary Public

JOHN F. MACAVOY
Notary Public, State of New York
No. 01MA6207024
Qualified in Nassau County
Comission Expires in 06/08/2013

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and the Focus Report X-17A-5.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

A.B. WATLEY DIRECT, INC.

(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

CONTENTS

DECEMBER 31, 2012

	Page
Annual Audit Report Form X-17A5 Part III	1-2
Report of Independent Registered Public Accounting Firm	3-4
Financial Statements	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-13
Accountants' Supplementary Information	
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II - Computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	17-18
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation Required by SEC Rule 17a-5	19-20
Schedule of Securities Investor Protection Corporation Assessments and Payments	21

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.
New York, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of A.B. Watley Direct, Inc. (A wholly-owned subsidiary of A.B. Watley Group Inc.) (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.B. Watley Direct, Inc. (A wholly-owned subsidiary of A.B. Watley Group Inc.) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lipner, Sofferman & Co., LLP

Jericho, NY
March 14, 2013

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$ 386
Receivables from clearing brokers	75,341
Receivables from parent and affiliate	3;484,882
Prepaid and other assets	33,278
TOTAL ASSETS	$3,593,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 68,528
STOCKHOLDER'S EQUITY:	
Common stock, $.50 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Retained earnings	3,429,391
TOTAL STOCKHOLDER'S EQUITY	3,529,359
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,593,887

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF INCOME

For the Year Ended December 31, 2012

REVENUES:		
Commissions	$567,374	
Interest	288,993	
Other brokerage	84,845	
Data services	97,590	
TOTAL REVENUES		$1,038,802
EXPENSES:		
Floor brokerage and clearing charges	318,842	
Employee compensation and related costs	224,005	
Professional fees	74,000	
Software expenses	46,317	
Market data fees	60,112	
Other general and administrative	7,974	
Rent	34,251	
License and other fees	24,748	
Communications fees	20,081	
Fines and penalties	40,276	
TOTAL EXPENSES		850,606
NET INCOME BEFORE PROVISION FOR INCOME TAXES		188,196
PROVISION FOR INCOME TAXES		(96,121)
NET INCOME		$92,075

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
BALANCES, January 1, 2012	1,000	$ 500	$ 95,468	$3,337,316	$3,433,284
Net income	-	-	-	92,075	92,075
BALANCES, December 31, 2012	1,000	$ 500	$ 95,468	$3,429,391	$3,525,359

The accompanying notes are an integral part of these financial statements.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 92,075
Adjustments to reconcile net income to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Receivables from clearing brokers	18266
Receivable from parent and affiliate	(134,131)
Prepaid and other assets	466
Accounts payable and accrued expenses	(16570)
Receivables from non customers	5,795
TOTAL ADJUSTMENTS	(126,174)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(34,099)
CASH AND CASH EQUIVALENTS, January 1, 2012	34,485
CASH AND CASH EQUIVALENTS, December 31, 2012	$ 386
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation:

A.B. Watley Direct, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of A.B. Watley Group Inc. ("ABWG" or the "Parent"), a U.S. public corporation, which was formerly known as Internet Financial Services Inc.

The Company provides securities trading and brokerage activities to customers and execution services for institutional accounts. During the entire year of 2012, all securities transactions are cleared through one broker, a related party (see Note 5) pursuant to a securities clearing agreement. The Company currently has approximately 2,041 online retail customers.

2. Summary of Significant Accounting Policies:

The Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's financial statements.

Recently adopted accounting pronouncements:
The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2012, up through the date that the financial statements were available to be issued on March 13,2013.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies:

Revenue and Expense Recognition: Commission income and related expense are recorded on a settlement date basis. The difference between the settlement date basis and the trade date basis is included in these financial statements.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, ABWG. Under the tax allocation agreement, income taxes are provided for "as if" the Company files a separate tax return. Estimated tax payments when paid are paid directly to the parent company. The income tax provision as of December 31, 2012 was $96,121, calculated at current Federal, State and Local tax rates.

Concentration of Credit Risk: On December 31, 2012, the company's bank statement indicated a balance of $19 and $367 on deposit with Citibank and HSBC Bank. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. As of December 31, 2012, all monies in are in non-interest bearing accounts.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During 2012, the Company computed its net capital under the aggregate indebtedness method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2012, the Company had net capital, as defined, of $6,945, which exceeded its minimum net capital requirement of $5,000 by $1,945. The Company's ratio of aggregate indebtedness to net capital was 9.87 to 1 at December 31, 2012.

4. Security Transactions and Associated Risks:

Pursuant to a clearing agreement with Apex Clearing, the clearing and depository operations for the Company and its customers' securities transactions are provided by one clearing broker-dealer as of December 31, 2012. The Company earns commissions as an introducing broker for the transactions of its customers. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends the credit to the Company's customers, subject to various regulatory margin requirements, collateralized by cash and securities in the customers' accounts. However, the Company is required to contact the customer and to either obtain additional collateral or to sell the customer's position if such collateral is not forthcoming. The Company is responsible for any losses on such margin loans, and has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company seeks to control the risks associated with these activities by reviewing the credit standing of each customer and counterparty with which it does business. Further, working with the clearing broker, it requires customers to maintain margin collateral in compliance with various regulatory and internal company policy guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary. The Company's exposure to these risks becomes magnified in volatile markets. As of December 31, 2012 and for the year then ended, there was no reserve required for uncollectible receivable from its clearing broker.

5. Related Party Transactions:

Receivable from Parent and Affiliate
Such receivable represents funding provided to the Parent and affiliate, offset by income taxes payable to the Parent, and costs due under the Company's service agreement with ABWG. The balances are non-interest bearing. As of December 31, 2012, the Company had a receivable from its Parent and an affiliate in the amount of $3,484,882

Clearing Broker
The Company used previously a clearing broker to clear the Company's securities transactions. This clearing broker (Penson) (the "Broker") has been determined to be a related party, as the Broker indirectly owns 300,000 shares of common stock and 2,682,798 warrants to purchase common stock of the Company's parent (ABWG) as of December 31, 2012.

6. Commitments and Contingencies:

Lease Agreement

The Company entered into a new lease for new office space under an operating lease effective January 1, 2009 and expiring on February 29, 2016. The current minimum base rent is $2,628 per month. Rent expense for the year ended December 31, 2012 totaled $34,251. The minimum rental commitments under the operating lease are as follows:

2013	$33,459
2014	35,887
2015	35,887
2016	5,982
	$111,215

Litigation

In the ordinary course of business, the Company has no ongoing litigations for which it is primarily responsible. However, the Company has been named as a defendant in certain lawsuits brought against ABWG Inc. (its parent company). The status of these claims is discussed below.

NASD Department of Enforcement v. A.B. Watley Direct, Inc., Robert Franklyn Malin, Linus Nwaigwe, Robert Conway and Kakit Ng (NASD Disciplinary Proceeding No. E102003025201): On March 15, 2006 the NASD's Department of Enforcement filed a formal disciplinary complaint against A.B. Watley Direct, Inc., Robert Franklyn Malin, Linus Nwaigwe, and former registered representatives, Robert Conway and Kakit Ng. The Department of Enforcement filed a motion to amend the complaint on November 27, 2006, and such motion was granted by the Hearing Officer on January 11, 2007. The NASD alleged that Conway and Ng facilitated improper late trading and market timing of mutual funds at ABW Direct, and former member firm, A.B. Watley, Inc., from August 2002 until September 2003. The NASD alleged this could not have occurred without supervisory lapses by Malin and Nwaigwe, the President and Chief Compliance Officer, respectively, of ABW Direct and ABW Inc. The NASD also alleged that A.B. Watley Direct, Inc. failed to keep proper records regarding such transactions. The hearing was scheduled for July 10 through July 23, 2007. The Company and Robert Malin entered into an Offer of Settlement with the NASD in July 2007. Without admitting or denying any allegations of wrongdoing, the Company consented to a fine of $175,000 and Malin accepted a fine of $50,000 and a suspension from associating with any NASD member firm in any and all principal capacity for a period of six months. Malin has since left the industry. The balance at December 31, 2012 is $11,397 and is reflected in accounts payable and accrued expenses.

6. Commitments and Contingencies (continued):

Litigation (continued)

On July 11, 2006, the State of Alabama issued a Cease and Desist Order, ordering that the Company, Robert Malin and Linus Nwaigwe cease and desist from further sales of securities into or from Alabama. In January 2004, the Company applied for broker dealer registration with the Alabama Securities Commission. The Alabama Securities Commission did not grant its application. Nonetheless, the firm continued to conduct business with a handful of Alabama residents, in mistaken reliance on the applicable de minimis exemption. As a result of such unlicensed activity, the Alabama Securities Commission had proposed that the firm enter into a Consent Order with the State, whereby the Company would disgorge commissions, pay an administrative fine, and be permitted to withdraw its application for registration. During 2009, this case was closed, and a letter was received from the State of Alabama confirming that A.B. Watley Direct, with no disgorgement required, could not conduct business in the State of Alabama.

In a separate disciplinary complaint against A.B. Watley Direct, Inc., FINRA alleged that the company, along with former officers Robert Malin and Linus Nwaigwe, had violated NASD rules concerning AML reporting, email retention, and net capital compliance. On March 16, 2010, FINRA accepted an Offer of Settlement from ABWD wherein the firm was censured, fined $125,000 and required to retain an Independent Consultant to conduct a review of the adequacy of its policies, systems and procedures, and training relating to its anti-money laundering (AML) compliance program. The Firm was required to have its general securities principals register for eight hours of AMI training and provide FINRA with evidence of completion of training. The Firm also agreed to findings that, acting through its Compliance Officer and Anti-Money Laundering Compliance Officer, it failed to establish and enforce an adequate and reasonable AML program, in that it failed to detect and investigate red flags of possible suspicious activity in customer accounts and failed to timely report such activity. The findings stated that the Firm, acting through the registered principal, failed to perform independent testing of the AML program during two years, performed an inadequate independent AML test in another year, and failed to establish and implement policies, procedures and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations thereunder. The findings also stated that the Firm, acting through individuals, conducted a securities business while it failed to maintain its minimum required net capital and, as a result of its net capital calculation errors, it filed inaccurate quarterly Financial Operational & Combined Uniform Single (FOCUS) reports. The findings also included that the Firm failed to preserve and maintain copies of all of its internal and external emails as required. This is included in these Financial Statements as an expense and is being paid out over 36 months. The balance was paid in full in the period 2012.

6. Commitments and Contingencies (continued):

Litigation (continued)

In a separate disciplinary complaint against A.B. Watley Direct, Inc., FINRA alleged that the company, had violated NASD rules concerning membership and registration, and conduct. On October 10, 2012, FINRA accepted an Offer of Settlement from ABWD wherein the firm was censured and fined $40,000.During the period from January 2009 through January 2011, ABW Direct failed to employ two registered GSPs as required by NASD Membership and Registration Rule 102l(e). ABW Direct did not have a waiver from FINRA with respect to this requirement. By reason of the foregoing, ABW Direct violated NASD Membership and Registration Rule 1021(e) and FINRA Rule 2010.During the period from July 22, 2010 to September 23, 2010, when it was engaged in an options business, ABW Direct failed to employ a ROSFP. Byreason of the foregoing, ABW Direct violated NASD Membership and Registration Rule 1022 and FINRA Rule 2010.ABW Direct failed to perform independent testing of its AMI. Program during calendar year 2009. By reason of the foregoing, ABW Direct violated NASD Conduct Rule 3011 and FINRA Rule 2010. Without admitting or denying any allegations of wrongdoing, the Company consented to a fine of $40,000 The balance at December 31, 2012 is $28,695 and is reflected in accounts payable and accrued expenses.

Subsequent Events

On February 27th 2013 A.B. Watley Group, Inc., and Subsidiary A.B. Watley Direct, Inc., entered into a Customer Account Purchase agreement with Ditto Trade, Inc., the parties agree as follows:

Purchase and Sale of Accounts upon FINRA approval. On the Closing Date, Seller hereby agrees to sell, transfer, convey, assign and deliver to Buyer, and Buyer hereby agrees to purchase and accept from Seller, those customer accounts of Seller ("Accounts") as are set forth in the agreement. The Accounts shall be sold to Buyer free and clear of any claims or encumbrances. On the Closing Date Buyer will assume only those liabilities of Seller as pertain to the Accounts and are imposed on Buyer by virtue of applicable law or regulation, which in all events shall be subject to the indemnification provisions set forth in agreement. The purchase price to be paid by Buyer for the Accounts (the "Purchase Price") shall be (i) $60,000 cash upon closing, and (ii) 35% of the gross revenue earned on acquired accounts and accounts that could be opened from the acquired list of prior account holders through the third anniversary (36 months) of the Closing Date, except that not included in the Purchase Price computation shall be revenues from customers who open an account with Ditto Trade prior to the Closing Date.

Parent and Affiliate Funding

During 2012, the Company provided a substantial source of funding to its parent company, ABWG. ABWG has few other sources of cash flow and is dependent on outside sources of financing or funds received from the Company to pay its operating obligations.

The Company is under no formal agreement to provide funding to ABWG and has not guaranteed or pledged its assets as collateral for any of ABWG's obligations. The financial statements do not include any adjustments related to these matters, should ABWG require further substantial support to operate.

SUPPLEMENTARY INFORMATION

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL		
Total stockholder's equity from statement of financial condition		$3,525,359
Deductions and/or charges:		
Non allowable assets		
Receivable from parent and affiliate	3,484,881	
Prepaid and other assets	33,278	
		3,518,159
NET CAPITAL BEFORE HAIRCUT		7,200
Haircut – 2% on Money Market held at Clearing Firm		255
NET CAPITAL		$ 6,945
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness		$5,000
EXCESS NET CAPITAL		$1,945
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$68,528	
TOTAL AGGREGATE INDEBTEDNESS	$68,528	
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	986.72	

There are no material differences between the computation of net capital above and the computation on the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2012.

The audit fee of $5,000 is not included in the above capital computation or the financial statements as of December 31, 2012.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is exempt from the provisions for Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Year Ended December 31, 2012

To the Board of Directors and Stockholder of
A.B. Watley Direct, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of A.B. Watley Direct, Inc. (a wholly-owned subsidiary of A.B. Watley Group Inc.) (the "Company") for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making the quarterly securities examinations, counts, verifications and comparisons.

2.Recordation of differences required by Rule 17a-13.

3.Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
March 14, 2013

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Stockholder of
A.B. Watley Direct, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year from January 1, 2011 through December 31, 2012, which were agreed to by A.B. Watley Direct, Inc. (the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year from January 1, 2012 through December 31, 2012 with the amounts reported in Form SIPC-7 for the year from January 1, 2012 through December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
March 14, 2013

A.B. WATLEY DIRECT, INC.
(A Wholly-Owned Subsidiary of A.B. Watley Group Inc.)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED

December 31, 2012

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$611,411
General Assessments at .0025	1,529
Payment Remitted with Form SIPC-6	1,151
Amount Due With Form SIPC-7	$378